Exhibit 99.1

GasLog Partners LP Declares Common Unit Distribution

Piraeus, Greece, April 29, 2021 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced a cash distribution of $0.01 per common unit for the first quarter of 2021, payable on May 13, 2021 for all shareholders of record as of May 10, 2021.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.